IMPORTANT INFORMATION

Filed pursuant to
Rule 497(a) File No. 333-227716
Rule 482ad



This document should be read with a preliminary prospectus of Eagle Point Income Company Inc. (the "Company"). Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. A registration statement, which has been filed with the Securities and Exchange Commission (the "SEC"), and which is publicly available on EDGAR, contains this and other information about the Company and should be read carefully before investing. Copies of the registration statement and preliminary prospectus may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov or from Keefe, Bruyette & Woods, Inc., Attention: Equity Capital Markets, 787 Seventh Avenue, 5th Floor, New York, NY 10019, or by calling: (800) 966-1559.

An investment in the Company is speculative and involves a high degree of risk. There can be no guarantee that the Company's investment objectives will be achieved. The Company may engage in other investment practices that may increase the risk of investment loss. An investor could lose all or substantially all of his or her investment. Please see the "Risk Factors" section of the Company's registration statement.

The information herein and in the registration statement is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold until the registration statement filed with the SEC is effective. These materials are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. These materials are not advice, a recommendation or an offer to enter into any transaction with the Company or any of its affiliates.

This document does not purport to be complete and no obligation to update or otherwise revise such information is being assumed. Nothing shall be relied upon as a promise or representation as to the future performance of the Company. Such information is qualified in its entirety by reference to the more detailed discussions contained elsewhere in the preliminary prospectus and the Company's registration statement.

The Company's securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the FDIC, the Federal Reserve Board or any other government agency. You or your clients may lose money by investing in the Company. The Company is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Company will achieve its investment objectives.

Past performance is not indicative of, or a guarantee of, future performance. Nothing shall be relied upon as a promise or representation as to the future performance of the Company. Such information is qualified in its entirety by reference to the more detailed discussions contained elsewhere in the Company's registration statement.



Senior Secured Loan and BB-Rated CLO Debt Market Update

Weekly Loan Fund Inflows For the 12 Week Period Ended October 10, 2018[1]

Loan funds have experienced ~$2.8B of inflows over the last 12 weeks and $479M for the one-week period ended 10/10/18

For comparison, high yield bond funds experienced $4.9B of outflows for the week ended 10/10/18, the 4th largest weekly outflows on record



Total Return For Select Indices From October 3, 2018 Through October 12, 2018[2]

The CSLLI and the CLOIE BB Index have outperformed broad equity and high yield bond market indices on a total return basis

	CSLLI	CLOIE BB Index	S&P 500 Total Return Index	ICE BofAML US High Yield Index
10/3/18 Index Value	441.07	212.27	5786.48	1296.67
10/12/18 Index Value	441.16	212.69	5476.83	1282.09
Total Return (%)	0.02%	0.20%	-5.35%	-1.12%

Past performance is not indicative of, or a guarantee of, future performance.

1. Sources: Lipper; J.P Morgan, Bloomberg. The reporting week utilized by Lipper runs from Thursday through Wednesday.
2. The period shown was selected to coincide with equity market volatility that began on October 4, 2018. The Credit Suisse Leveraged Loan Index ("CSLLI") tracks the investable universe of the US-denominated leveraged loan market. The JPMorgan CLOIE BB Index ("CLOIE BB Index") tracks the BB-rated CLO debt market. The ICE BofAML US High Yield Index tracks the performance of US dollar denominated below investment grade corporate debt publically issued in the US domestic market. The S&P 500 tracks the performance of US equity markets and is based on the market capitalization of 500 large companies having common stock listed on the NYSE or NASDAQ. You cannot invest directly in an index.